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SECUR **ION**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66826

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____ 01/01/08_____ AND ENDING_____12/31/08_____

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMPASS PROFESSIONAL SERVICES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

____111 WEST JACKSON BOULEVARD, 20TH FLOOR_____

(No. and Street)

____CHICAGO_____IL_____60604_____

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____CHRIS PERZ_____312-692-5075_____

                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____RAVID & BERNSTEIN LLP_____

                    (Name – *if individual, state last, first, middle name*)

____230 WEST MONROE STREET, SUITE 330_____CHICAGO_____IL_____60606_____

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    X Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___FRED GOLDMAN_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____COMPASS PROFESSIONAL SERVICES, LLC_____ , as of ___DECEMBER 31_____, 20_08____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____/Signature

_____CHIEF FINANCIAL OFFICER_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RAVID &
BERNSTEIN LLP

Certified Public Accountants

♦ John V. Basso, CPA
♦ Mark T. Jason, CPA
♦ Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT
ON FINANCIAL STATEMENTS

The Members
Compass Professional Services, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Compass Professional Services, LLC (the Company) as of December 31, 2008, and the related statements of operations and changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 26, 2009

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782 4710 ♦ Fax 312/782 4711

COMPASS PROFESSIONAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$ 202,432
Due from clearing organization	610,803
Accounts receivable	975,800
Marketable securities	2,370,505
	$ 4,159,540

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable	$ 309,805
Accrued expenses	155,402
	465,207
Members' Capital	3,694,333
	$ 4,159,540

See Notes to Financial Statements.

COMPASS PROFESSIONAL SERVICES, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2008

REVENUES:		
Commission income	$ 2,435,606	
Rebates and fees, net	1,081,069	
Interest and dividend income	65,000	
		$ 3,581,675
EXPENSES:		
Payroll	1,473,000	
Exchange and floor costs	261,514	
Interest expense	144,845	
Office expense	188,915	
Administrative expense	153,486	
Professional fees	10,259	
		2,232,019
NET INCOME		1,349,656
MEMBERS' CAPITAL, BEGINNING OF YEAR		3,694,677
CAPITAL CONTRIBUTIONS		-
CAPITAL WITHDRAWALS		(1,350,000)
MEMBERS' CAPITAL, END OF YEAR		$ 3,694,333

See Notes to Financial Statements.

5

COMPASS PROFESSIONAL SERVICES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

OPERATIONS:
Net income	$ 1,349,656	
Adjustments to reconcile net income to net cash provided by operations:		
Increase in balance due from clearing company	(276,466)	
Decrease in accounts receivable	224,493	
Increase in marketable securities	(489)	
Increase in accounts payable	79,050	
Increase in accrued expenses	83,610	
Net cash provided by operations		$ 1,459,854

FINANCING ACTIVITIES:
Capital withdrawals		(1,350,000)
NET INCREASE IN CASH		109,854
CASH, BEGINNING OF YEAR		92,578
CASH, END OF YEAR		$ 202,432

SUPPLEMENTAL CASH FLOW DISCLOSURE:

Cash paid during the year for interest		$ 144,845

See Notes to Financial Statements.

COMPASS PROFESSIONAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

1.   Organization:

Compass Professional Services, LLC ("Company") is a wholly-owned subsidiary of Equitec Group, LLC ("Parent"). The Company was organized under the Illinois Limited Liability Company Act under its original name, Equitec Compass, LLC, on December 3, 2004. It changed its name to Compass Professional Services, LLC, on May 18, 2005, and began operations in July 2005. Prior to July 2005, Equitec Proprietary Markets, LLC, an affiliated company, owned this operation. The Company is in the business of executing option transactions on the below-listed exchanges.

The Company is a member of the following option exchanges: Boston Options Exchange (BOX), the International Securities Exchange (ISE), the NYSE Arca, Inc., the Philadelphia Stock Exchange (PHLX), the CBOE Stock Exchange (CBSX), the Chicago Board Options Exchange (CBOE) and the American Stock Exchange (AMEX), as well as a member of the Options Clearing Corp (OCC). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC).

2.   Significant Accounting Policies:

The Company maintains its cash in accounts at banks and other financial institutions which may be insured by government agencies up to specified limits. The accounts, at times, exceeded insured limits, but the Company has not experienced any losses on such accounts.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities comprise U.S. Treasury bills pledged to the Company's clearing organization, valued at cost plus accrued interest, which approximates market value. See Note 4.

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the income (loss) of the Company. The Company is subject to Illinois Replacement tax.

3.   Related Party Transactions:

The Company had the following transactions with its Parent company, Equitec Group, LLC:

a) Loans Payable:

The loans are short-term in nature and payable on demand, with interest at the published prime rate ("prime") minus 1.5%. Interest paid on these loans during 2008 totaled $1,585. All loans were repaid in full during 2008.

b) Interest on Capital:

Interest expense includes a total of $143,260 paid during 2008 on capital accounts, determined by applying an interest rate of prime minus 1.5% to a capital base of $4,000,000.

c) Payroll:

The Company's payroll function is handled exclusively by its Parent. Reimbursement payments are made to the Parent based on the Company's share of payroll-related expenses.

The Company had the following transactions with its affiliated companies, Equitec Proprietary Markets, LLC and Compass Professional Services East, LLC:

a) Office Rent:

The Company paid $38,922 in rent to Equitec Proprietary Markets, LLC in 2008.

b) Cash Transfers:

The Company often collects money and/or makes payments on behalf of Compass Professional Services East, LLC. Cash is subsequently transferred between the two companies to satisfy amounts owed or due.

4.   Fair Value of Financial Instruments:

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted in active markets. Under SFAS 157, fair value measurements are disclosed by level within that hierarchy.

4.   Fair Value of Financial Instruments – continued:

SFAS 157 is effective for the Company for interim and annual reporting for the year ended December 31, 2008.

Substantially all of the Company's assets are considered financial instruments, and are either reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

At December 31, 2008, financial instruments, at fair value, categorized by their respective valuation levels were as follows:

	Level 1	Level 2	Level 3	Total
U.S. Treasury bills, at fair value	$ 2,370,505	$ -	$ -	$ 2,370,505

Amounts payable to the various exchanges and clearing broker are collateralized by securities owned and on deposit with the clearing broker.

5.   Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2008 the Company had net capital of $2,851,611, which is $2,751,611 in excess of its required capital.

6.   Principal Transaction Revenues:

During 2008, the Company's principal transaction revenues consisted substantially of commission income totaling $2,435,606.

COMPASS PROFESSIONAL SERVICES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

Total members' capital, end of year	$ 3,694,333
Less:	
Non-allowable assets	(747,234)
Other deductions and/or charges	(88,000)
Haircuts on securities	(7,488)
NET CAPITAL	2,851,611
Minimum capital requirement	100,000
EXCESS NET CAPITAL	$ 2,751,611
EXCESS NET CAPITAL AT 1000%	$ 2,832,577

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 190,339
Ratio: Aggregate indebtedness to Net Capital	6.67% to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2008.

RAVID &
BERNSTEIN LLP

Certified Public Accountants

♦ John V. Basso, CPA

♦ Mark T. Jason, CPA

♦ Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Members
Compass Professional Services, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Compass Professional Services, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782 4710 ♦ Fax 312/782 4711

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CBOE, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

February 26, 2009

COMPASS PROFESSIONAL SERVICES, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2008

COMPASS PROFESSIONAL SERVICES, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2008

CONTENTS